# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gildan Activewear Inc., CIK 0001061894
CUSIP: 375916103
Title of class of securities: Common Share
Address of issuer's principal executive offices: 600, Boulevard de Maisonneuve Ouest, 33rd Floor, MONTREAL, Quebec Canada (A8), H3A 3J2
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-26-008093
Filed by CIK 0000898286

## Reporting persons
- Caisse de depot et placement du Quebec: type of reporting person: other (OO); citizenship or place of organization: Quebec Canada (A8); sole voting power 11,679,294; shared voting power 0; sole dispositive power 11,679,294; shared dispositive power 0; aggregate amount beneficially owned 11,679,294 (6.3% of the class)

## Item 1. Issuer
Name of issuer: Gildan Activewear Inc.
Address of issuer's principal executive offices: 600, Boulevard de Maisonneuve Ouest, 33rd Floor, Montreal, Quebec, Canada, H3A 3J2

## Item 2. Person Filing
Name of person filing: Caisse depot et placement du Quebec
Address of principal business office or, if none, residence: 1000, Place Jean-Paul-Riopelle, Montreal (QC) H2Z 2B3, Canada
Citizenship: Quebec, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 11,679,294
Percent of class: 6.3%
Sole power to vote or to direct the vote: 11,679,294
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 11,679,294
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Caisse de depot et placement du Quebec: /s/ Soulef Hadjoudj, Senior Director, Legal Affairs (08/14/2026)